

U.S. Securities and Exchange Commission

Division of Investment Management

June 28, 2023

VIA E-mail

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

      Re: Valkyrie ETF Trust II
            File Nos. 333-258722, 811-23725

Dear Mr. Warren:

On May 15, 2023, Valkyrie ETF Trust II (the "Trust") filed Post-Effective Amendment No. 18 under the Securities Act of 1933, as amended, (the "1933 Act") and Amendment No. 22 under the Investment Company Act of 1940, as amended, (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment contains a prospectus registering shares of Valkyrie Bitcoin Futures Leveraged Strategy ETF (the "Fund"). We have reviewed the Amendment and provided our comments below.

Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Amendment. All capitalized terms not otherwise defined herein have the meaning given to them in the Amendment. We may have additional comments on such portions when you complete them in a subsequent amendment, as well as on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments. Please provide a response letter in the form of EDGAR correspondence (with a courtesy email copy to the staff) as soon as practicable.

Bitcoin and Bitcoin Futures Related Comments

1. Disclosure in the section titled, "Important Information About the Fund" states that the Fund does not attempt to replicate an index or any multiple or inverse of an index for a single day or any other time period." Disclosure in the section titled, "Principal Investment Strategies" states that the Fund "seeks to achieve its investment objective by investing its assets in futures contracts on bitcoin and other Financial Instruments . . . that provide investment exposure to the price of bitcoin. . ." Please tell us how the Fund determines "the price of bitcoin."

2. Please explain in greater detail to the staff how the Fund intends to obtain the targeted 1x-2x exposure. Does the Fund intend to do that solely via investment in U.S. exchange-traded bitcoin futures ("bitcoin futures") through the commodity subsidiary (the "Subsidiary")? In your explanation to the staff, please discuss the impact of high margin requirements associated with bitcoin futures on the Fund's ability to obtain the targeted 1x-2x exposure via investments in bitcoin futures.

3. Please describe how you would expect the Fund to perform during significant daily downturns in the price of bitcoin and bitcoin futures, such as those that occurred on June 13, 2022 and November 8 and 9, 2022.

    a. Would such price changes impact the Fund's operations, including the Fund's creation process and/or its ability to meet its investment objective and execute on its principal strategies?

    b. Would margin requirements during the months of June and November 2022 have prevented the Fund from carrying out its strategy?

    c. What would you expect to occur in terms of discounts or premiums in response to significant changes in secondary market demand for Fund shares? For example, describe the potential impact on the Fund's premium (or discount) if a large number of investors (e.g., more than 50% of net assets) were to buy (or sell) shares.

4. Please provide simulated performance for a hypothetical $10,000 invested in the Fund on January 1 through December 31, 2022. Please include projected daily, weekly, monthly, and annual performance data for the simulated period.

5. Please provide a VaR calculation as required under rule 18f-4 under the 1940 Act for the simulated portfolio for each day in the months of June and November 2022. Also include the same calculation for the index the Fund will use as the designated reference portfolio.

6. Please supplementally indicate when the Fund expects to launch.

7. Please consider including "Daily" in the Fund's name inasmuch as the Fund seeks up to 2x returns for a single day and not any other period.

8. Please inform us whether the Fund anticipates any capacity constraints in the bitcoin futures market that would limit the size of the Fund's exposure to bitcoin futures, and explain to us how the Fund will monitor market capacity as new participants enter the market.

9. Please explain the Fund's plans for Liquidity Management, including during both normal and reasonably foreseeably stressed conditions. Given the inability of exchange-traded funds to close to new investors, please explain in the Summary Prospectus how the Fund will manage liquidity should the Fund become so large as to require more liquidity than the market can provide to meet potential redemptions. In your response, please address the impact of exceeding certain thresholds, such as Futures Commission Merchant ("FCM")-imposed capacity limits or the Chicago Mercantile Exchange's ("CME's") position limits for a given contract, and whether these circumstances (or others) may cause the Fund to reduce its leverage to less than 1x-2x.

10. Please supplementally confirm whether the Fund has lined up an FCM and who that FCM is.

11. Please provide the staff with an outline of the Fund's plans for complying with rule 18f-4 under the 1940 Act, including a preliminary overview of the key elements of the derivatives risk management program. In responding to this comment, please confirm that the Fund will use relative VaR to comply with the rule given the Fund's expected leverage and provide the designated reference portfolio. As part of your answer, please discuss whether the designated index is unleveraged.

12. Please supplementally discuss how the Fund would value its bitcoin futures positions if the CME halted the trading of bitcoin futures due to price limits or otherwise.

13. Please confirm that the Fund's code of ethics applies to transactions in bitcoin and bitcoin futures and that all employees will be required to pre-clear such transactions.

14. Please supplementally provide to staff information about the Fund's discussions with potential authorized participants ("APs") or market makers:

    a. Please disclose the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs).

    b. Please discuss the ability of APs and market makers to arbitrage the Fund's holdings in a manner that is expected to keep the Fund's market price in line with its NAV.

    c. Please describe what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody "physical" bitcoin?

    d. Are there any unique considerations/rules from the exchange on which the Fund plans to list that will impact the Fund's ability to pursue its investment strategy; interact with APs; or otherwise impact the Fund's operations?

15. Please supplementally confirm that the Fund will obtain exposure to bitcoin only through cash-settled futures traded on an exchange registered with the Commodity Futures Trading Commission, or investment companies that are registered in the United States.

<u>Comments Relating to the Fund's Investment in a Wholly-Owned Subsidiary (the "Subsidiary")</u>

16. Please confirm in correspondence that the Subsidiary and it board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

17. Please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

18. Please supplementally inform the staff whether the Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expense" in the Fund's fee table.

Comments Relating to Creation Units

19. Please disclose in the Statement of Additional Information that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Comments Regarding Rule 18f-4

20. Please provide specific details on what the portfolio will look like during the quarter versus quarter end. As part of your response, provide a representative portfolio for the Fund for each day over a two quarter period. This representative portfolio should include the exact investments the Fund will make directly and also indirectly through the Subsidiary, and the percentage of the Fund's assets that will be invested in those investments. Please describe any assumptions the Fund makes in assembling this representative portfolio (*e.g.*, assumptions around the amount of margin that will need to be held). Please add disclosure to the principal investment strategies that aligns with the process described herein.

21. Please add disclosure that describes how much the Fund's performance may deviate from 2x on days that the Fund meets the Asset Diversification Test and limits its exposure to 25% or less. Please add disclosure that describes how the Fund meets its 2x objective on those days.

22. Has the adviser received a tax opinion confirming that the proposed strategy is not in contravention of the Asset Diversification Test? If yes, please provide this opinion to the staff. Please provide an accounting analysis under ASC 740 related to the tax position on asset diversification and complying with gross income tests to determine whether a tax liability would be necessary (cite applicable U.S. GAAP).

23. Please explain how the Fund's 1x-2x investment objective will be impacted if FCMs charge higher than current prevailing margin rates. Please provide hypothetical estimates for margin rates of 1.25%, 1.40% and 1.50%.

24. Please supplementally confirm to the staff that the Fund believes it could have achieved its 1x-2x investment objective, net of expenses, every day over the past 2 years, while also qualifying as a registered investment company under Subchapter M and explain what testing has been run to confirm its belief.

25. Please clarify whether the Fund intends to sell futures held in the Subsidiary around quarter-end. If it does so intend, does the Fund expect challenges with respect to trading near the quarter-end if it has to sell a significant amount of futures? For example, could bid-ask spreads widen? What specific indications is the Fund relying on to assure it will be able to find block trades when needed. Please disclose the risks associated with significant trading activity near quarter-end, including the risk of widening bid-ask spreads, if applicable.

26. Please advise the staff whether the Fund anticipates any widening in spreads between the Fund's NAV and market price during days where the Fund is seeking to meet the Asset Diversification Test. Additionally, please describe to us any impact to the creation and redemption process on days that the Fund must meet the Asset Diversification Test and how the Fund will address any disruptions to the creation/redemption process.

27. Does the Fund anticipate greater ETF holder transactions (and therefore greater redeems/creates) at quarter end? If yes, will the Fund need to maintain an extra cash buffer at that time, while it also will be adjusting its portfolio to comply with the Asset Diversification Test?

28. Please supplementally describe which auditor (Cayman or domestic) will play a substantial role in the preparation or furnishing of an audit report and serve as the registrant's principal auditor.

29. Please revise the disclosure in the Principal Investment Strategies section to provide more details about how the Fund will be managed, including how the portfolio holdings of the Subsidiary and Fund will change at quarter-end in order to meet the Asset Diversification Test to qualify for treatment as a regulated investment company under Subchapter M of the Internal Revenue Code and the use of a "cure period" if any. Please also revise the Principal Risk disclosure to reflect any related risks.

30. Please prominently state in the Principal Investment Strategies section that, periodically the Fund may not achieve its objective of daily returns of 1x-2x, and may return substantially less than that on days that the Fund must reduce its exposure to futures to meet the Asset Diversification Test.

31. Please include the following in the statutory prospectus or in a tax opinion of the Fund: "Accordingly, because Congress saw fit, beginning in 1942, to explicitly reject the approach of a continuous or ongoing test, and instead to adopt an asset diversification test that would be met at quarter-end, the Registrant believes meeting the test at quarter-end while purposefully and continuously investing substantially more than 25% of assets in the Subsidiary throughout the quarter is consistent with the asset diversification test." Please also include either in the prospectus or in a tax opinion of the Fund that the Fund may use a "cure" period to meet the Asset Diversification Test.

32. Please confirm that the Fund will file as an exhibit to the registration statement a tax opinion covering the Fund's status as a RIC with respect to the Asset Diversification Test.

Cover Page

33. Please change the Fund's proposed ticker symbol.

Important Information About the Fund – Page 1

34. Please revise the disclosure that the Fund "may" only be suitable for investors that understand the Fund's risks to state that the Fund "is" only suitable for those investors.

35. Please state in this section that the Fund is intended to be used only as a short-term trading vehicle.

36. Please state that this Fund in not intended to be used by, and is not appropriate for, investors who do not actively monitor and manage their portfolio (rather than saying they "should" actively manage their investments).

Principal Investment Strategies – Page 2

37. In the third paragraph, disclosure states that the Adviser will determine the amount of leverage to be used by the Fund "based on real-time risk sentiment through technical analysis." Please disclose how the Fund will assess "real-time risk sentiment through technical analysis" and how this relates to various investment outcomes for investors in the Fund. Currently, the disclosure does not adequately explain when and why the investment adviser will choose various exposures to bitcoin futures. Please tell us whether it is possible for the Fund to fall below 100% exposure, fall to 0% exposure, or short exposure.

Principal Investment Strategies – Page 3

38. In the first sentence of the first paragraph, disclosure states that "Financial Instruments" include forward contracts . Please delete references to forward contracts.

39. Please remove discussion of swaps throughout the Amendment since the Fund may not engage in swaps to gain bitcoin exposure.

40. Since the Fund does not invest in bitcoin directly, please move the "Bitcoin" paragraph after the Bitcoin Futures Contracts section.

41. Please remove any reference to bitcoin, and any other asset that is issued and transferred using distributed ledger or blockchain technology, as a digital currency or cryptocurrency from the prospectus. In this regard, we note that bitcoin presently is not widely accepted as a medium of exchange. Please clarify this point where you discuss how the price of bitcoin is influenced in part by the extent to which it is accepted as payment for goods and services, and in connection therewith, explain the common impediments and/or disadvantages to adopting the Bitcoin Network as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin's price.

42. Under "Bitcoin Futures Contracts" please discuss how the Fund would value its bitcoin futures positions if the CME halted the trading of bitcoin futures due to price limits or otherwise.

43. Under "Bitcoin Futures Contracts" please disclose whether there are any instances where contango does not adversely affect the portfolio. If not, please state that "contango will adversely affect the performance of the Fund."

Principal Risks – Page 6

44. In the first paragraph, please state that as a leveraged fund, the unique and substantial risks associated with bitcoin and bitcoin futures, and the Fund's price volatility, are exacerbated.

45. Please add "Aggressive Investment Risk" as a principal risk.

Bitcoin Investing Risk – Page 6

46. We note your references to "bitcoin exchanges" and "cryptocurrency exchanges" in the prospectus. As these entities are typically used to trade a variety of digital assets (or crypto assets) and are not registered as national securities exchanges under Section 6 of the Securities Exchange Act of 1934, please revise your disclosure to refer to them as digital asset (or crypto asset) trading platforms. Also, please highlight the fragmentation and general lack of regulation of these markets in your disclosure.

47. Please further explain this risk of volatile trading prices by noting that bitcoin has been prone to rapid price declines, including significant declines occurring in a single day, throughout its history, and give examples. Please also discuss here or in a separate bullet bitcoin's exposure to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Bitcoin Network can nonetheless precipitate a significant decline in the price of bitcoin (*e.g.*, the collapse of TerraUSD).

Bitcoin Futures Risk – Page 13

48. Describe in more detail the risks associated with bitcoin futures capacity risk. In particular, disclose that the Fund may not be able to achieve its investment objective and may experience significant losses if the Fund's ability to obtain exposure to bitcoin futures contracts is disrupted for any reason including, among other things, limited liquidity in the bitcoin futures market, a disruption to the bitcoin futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund's futures commission merchants, the listing exchanges, or the CFTC. In your response, please address what action the adviser will take in such circumstances, and the impact of any disruption in the Fund's ability to obtain leveraged exposure to bitcoin futures contracts.

49. Disclose whether the ability of the Fund to acquire repurchase agreements would impact the Fund's strategy at quarter end.

Investment Strategy Risk – Page 16

50. Please state that differences in the prices between bitcoin and bitcoin futures will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in bitcoin, including larger losses or smaller gains.

Subsidiary Investment Risk – Page 18

51. In the last sentence, please change "1940 protections" to "certain 1940 Act protections."

Target Exposure and Rebalancing Risks – Page 18

52. Please inform us of whether the Fund will normally seek to maintain notional exposure to bitcoin futures (rather than bitcoin) equal to between 100% and 200% of the net assets of the Fund.

Asset Concentration Risk – Page 19

53. Please state specifically that the Fund will concentrate in bitcoin futures.

Additional Information About the Fund's Principal Investment Strategies – Page 24

54. Please explain to us what circumstances would result in the Fund not holding bitcoin futures during either rising or declining periods. Similarly, explain what circumstances would result in the Fund exiting its positions other than to meet redemptions.

Statement of Additional Information – Investment Strategies – Pages 3-7

55. Please define "bitcoin-related investment products."

56. Please consider adding the following disclosure in response to Item 9: (i) more detailed explanations and examples of daily leverage and compounding; and (ii) more detailed explanations and examples of the impact of volatility on the Fund.

*   *   *

Responses to this letter should be in the form of a post-effective amendment filed pursuant to Rule 485 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, please include in your response letter any such changes and the location of such new or revised disclosure in the amended filing. As required by the rule, please mark new or revised disclosure to indicate the change.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter prior to filing an amendment, please contact me at (202) 551-5166 or larkinl@sec.gov.

Sincerely,

/s/ Lisa N. Larkin

Lisa N. Larkin
Senior Counsel

cc: Thankam Varghese, Branch Chief
Christian T. Sandoe, Assistant Director